Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, November 1, 2018 - Suzano Papel e Celulose S.A. (“Suzano”) (B3 | SUZB3), in addition to the Material Fact published on March 16, 2018, and Notice to the Market published on October 11, 2018, discloses to its shareholders and to the market in general that on the date hereof the final and unappealable certificate of the decision by the General Superintendence of the Administrative Council for Economic Defense - CADE approving without restrictions the corporate reorganization of Suzano and Fibria Celulose S.A., which will result in the combination of assets and shareholders base of such companies (“Transaction”). Therefore, the decision of the Superintendence of CADE approving the Transaction without restrictions became final and unappealable at the CADE level.

The closing of the aforementioned Transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction. Until the date of the implementation of the Transaction, the companies will continue to carry out their activities in the ordinary course of business and will remain operating independently.

São Paulo, November 1, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer